VIA EDGAR

January 29, 2026

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Patrick Kuhn and Theresa Brillant
          Division of Corporation Finance

Re:	HealthEquity, Inc. Form 10-K for the Fiscal Year Ended January 31, 2025 File No. 001-36568

Dear Mr. Kuhn and Ms. Brillant:

On behalf of HealthEquity, Inc. (“HealthEquity” or the “Company”), set forth below are HealthEquity’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 23, 2026 to Mr. James Lucania, Executive Vice President and Chief Financial Officer of the Company.  For your convenience, we have set forth below the Staff's comments in italics, followed by HealthEquity’s responses thereto.  As further discussed below, the Company intends to implement these changes in its upcoming Form 10-K for the Fiscal Year Ended January 31, 2026 (the “FY 2026 Form 10-K”) and subsequent periodic reports.

Form 10-K filed March 18, 2025

Item 7. Management’s discussion and analysis of financial condition and results of operations
Key financial and operating metrics, page 35

1.
We note that you present a discussion of non-GAAP measures prior to your discussion of GAAP results. Please revise to present the discussion and analysis of your GAAP measures with equal or greater prominence than your non-GAAP discussion.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in Question 102.10(a) of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to this comment, commencing with our FY 2026 Form 10-K, we will move the sections entitled “Adjusted EBITDA” and “Non-GAAP net income,” which include a discussion of non-GAAP financial measures, from their current location to a new section to be captioned “Non-GAAP financial measures” that follows the “Results of operations” section, which contains a discussion of our GAAP results, so that our discussion and analysis of our GAAP measures have equal or greater prominence than our non-GAAP discussion.  Our existing section titled “Key financial and operating metrics” will accordingly be renamed “Key operating metrics” to reflect the removal of these sections, as the sections “Adjusted EBITDA” and “Non-GAAP net income” were previously presented as subcategories under this heading.

2.
We note that the reconciliation of net income to non-GAAP net income includes an adjustment for amortization of acquired intangible assets. Please disclose the nature of the amortization being excluded from the measure, and clarify that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that the purchased intangible assets contribute to revenue generation.

With the move of the non-GAAP sections described above, a discussion of the nature of our amortization of acquired intangible assets expense, which appears under “Key components of our results of operations – Operating expenses,” will now precede the adjustment for this item under our non-GAAP discussion, so we do not believe that additional (repetitive) disclosures are needed in the non-GAAP sections.  In addition, as requested, commencing with our FY 2026 Form 10-K, we will include in our discussion of this adjustment for amortization of acquired intangible assets the following language:

While amortization of acquired intangible assets is being excluded from non-GAAP financial measures, the revenue generated from those acquired intangible assets is not excluded.

Should you or any other member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:  James Lucania
       Delano Ladd